[Place on Robeco Letterhead]

February 12, 2009

Salvatore Faia

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:	The RBB Fund - Robeco Investment Funds

Dear Mr. Faia:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Robeco USA, L.L.C., (the “Adviser”), agrees that in order to maintain the established expense ratios of the Robeco Investment Funds, which is comprised of the Robeco Boston Partners Large Cap Value Fund, Robeco Boston Partners Mid Cap Value Fund, Robeco Boston Partners Small Cap Value Fund II, Robeco Boston Partners All Cap Value Fund, Robeco Boston Partners Long/Short Equity Fund, Robeco WPG Core Bond Fund, Robeco WPG 130/30 Large Cap Core Fund (f/k/a Robeco WPG Large Cap Growth Fund), and Robeco WPG Small Cap Value Fund f/k/a Robeco WPG Tudor Fund) (each a “Fund” and collectively the “Funds”), of The RBB Fund, Inc., the Adviser shall, until further notice, but in no event terminating before December 31, 2011, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which a Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total operating expense ratio (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•

1.40% and 1.65% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Robeco WPG 130/30 Large Cap Core Fund (f/k/a Robeco WPG Large Cap Growth Fund);

•	1.70% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class of the Robeco WPG Small Cap Value Fund f/k/a Robeco WPG Tudor Fund);

•	1.00% and 1.25% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners Mid Cap Value Fund.

•	1.30% and 1.55% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners Small Cap Value Fund II.

•	0.95% and 1.20% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners All Cap Value Fund.

•	2.50% and 2.75% (excluding short sale dividend expense) of the average daily net assets of the Institutional Class and Investor Class, respectively, of the Boston Partners Long/Short Equity Fund.

Except to the extent of questions arising over miscalculated fees or a good faith dispute over the excluded categories described above, the Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

ROBECO INVESTMENT MANAGEMENT

By:
Name:
Title:

Your signature below acknowledges

acceptance of this Agreement:

By:
Salvatore Faia
President and Treasurer
The RBB Fund, Inc.